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                                                                    EXHIBIT 99.1

                                 PRESS RELEASE


             OLICOM REPORTS RECORD EARNINGS FOR FIRST QUARTER 1997


Copenhagen, Denmark and Dallas, Texas, April 16, 1997 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high-performance networking solutions, today reported financial results for the first quarter ended March 31, 1997.

Net sales for the first quarter were $48.4 million, up 51 percent from $32.1 million in net sales reported in the first quarter of 1996. Net income for the first quarter of 1997 was $4.6 million, or a record $0.31 per share on 14.9 million shares outstanding. In the first quarter of 1996 the company reported a net loss of $3.2 million, or ($0.22) per share on 14.8 million shares outstanding, as it reorganized its U.S. operations and incurred certain one-time transaction charges.

"We are pleased to see Olicom's momentum continue to build. Quarter to quarter our gross margins improved to 46 percent, which contributed to our best quarterly earnings ever," said Mr. Lars Stig Nielsen, Olicom's chief executive officer. "The company continued to strengthen its position in the U.S., reaching a new all-time high in revenues. Our U.S. growth was re-inforced by the doubling of sales of Olicom "combo" PC Cards, which helped drive record sales of our mobile networking products. In particular, sales of our Token-Ring Combo PC Card increased 42 percent over the previous quarter, reinforcing our leadership role among managers of Token-Ring networks."

On March 21, 1997, Olicom announced a definitive agreement to acquire CrossComm Corp., a leading provider of ATM and multi-protocol router technology for mission-critical SNA/Token-Ring environments. The acquisition will bring together Olicom's Token-Ring and ATM strengths in desktop, work group and server environments with CrossComm's expertise in SNA, routing and high-availability ATM networks. The combined company will be uniquely positioned to deliver end-to-end network solutions for enterprises with mission-critical, multi-protocol networks that include mainframe protocols such as SNA and LAN protocols such as TCP/IP.

Under the terms of the agreement, each share of CrossComm stock will be exchanged for $5.00 in cash, .2667 shares of Olicom common stock and a three-year warrant to acquire .1075 shares of Olicom common stock at a share price of $19.74. The acquisition will be accounted for using purchase accounting and Olicom anticipates recognizing a significant non-recurring expense during the second quarter in order to write off in-process R&D and certain other acquisition-related expenses. A preliminary registration statement with respect to the transaction has been filed with the SEC.



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"We continued to improve our position in ATM with another sales record for our
ATM RapidFire adapters. We view this as a positive development as we combine our efforts and resources with CrossComm to provide end-to-end networking solutions that include an upgrade path to ATM," Mr. Stig Nielsen said. "Another important step for us this quarter was the appointment of Niels Christian Furu as new chief operating officer to head up our international operations beginning May 1, 1997," said Mr. Stig Nielsen. "Niels Christian's arrival not only adds depth and breadth to our executive management team, but his industry experience in addressing the needs of Global 1000 customers will contribute significantly to our focus on the evolutionary requirements of SNA/Token-Ring enterprise networking."

Olicom develops and markets a broad range of Token-Ring, Fast Ethernet and ATM local area network products as well as Lasat-branded modem products. Olicom products are distributed worldwide by a network of strategic partners and resellers. Founded in 1985, Olicom is traded on the Nasdaq National Market under the symbol OLCMF. More information on the company is available from the company's SEC filings or by contacting the company directly. Olicom news and product/service information are available at World Wide Web site http:// www.olicom.com.

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ from predicted results. Further information on factors that could affect the company's results are detailed from time to time in Olicom's periodic filings with the Securities and Exchange Commission.



CONTACT INFORMATION:
OLICOM GROUP
Lars Stig Nielsen, CEO           Boje Rinhart, CFO                         Michael Camp, CEO
Olicom A/S                       Olicom A/S                                Olicom, Inc.
+45 45 27 00 00                  +45 45 27 00 00                           972-423-7560

EDITORIAL CONTACTS:                                                        INVESTOR RELATIONS CONTACT:
OLICOM, INC.                     OLICOM PUBLIC RELATIONS                   STAPLETON COMMUNICATIONS
Bob Cicciarella                  Gordon Woode (press contact)              Tersh Barber (investor contact)
972-516-4658                     413-773-5300, ext. 467                    415-988-9207
bobc@olicom.com                  gordon@darling.com                        tersh@stapleton.com
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